UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated July 30, 2009, announcing the sale of the Star Alpha, a new Contract of Affreightment and a new charter for the Star Ypsilon.

Exhibit 1

STAR BULK ANNOUNCES THE SALE OF THE STAR ALPHA,

A NEW CONTRACT OF AFFREIGHTMENT AND

A NEW CHARTER FOR THE STAR YPSILON

ATHENS, GREECE, July 30, 2009 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced that:

New Contract of Affreightment

The Company has entered into its second Contract of Affreightment (COA) with Brazil's Companhia Vale do Rio Doce (Vale). The COA is for a term of two years, beginning in  January 2010 until December 2011 and provides for the transportation of approximately 1,300,000 tonnes of iron ore between Brazil and China in quarterly Capesize vessel shipments with the first such shipment scheduled to commence during the first quarter of 2010. The contract rate is $24.75 per ton of iron ore transported, which we estimate will result in gross annual revenue of approximately  $16 million.

Sale of Star Alpha

The Company has agreed to sell the Star Alpha, a 175,075 dwt, 1992 built Capesize vessel  to a third party for a contracted sale price of $19.85 million. We expect to deliver the vessel to the buyers in December 2009.

Re-deployment of the Star Ypsilon

The Company has chartered the Capesize vessel Star Ypsilon to Noble, for minimum of 5 to maximum of 7 months under a time charter at a gross daily rate of $43,250. The vessel was previously chartered to TMT Bulk Co. Ltd (TMT), a company affiliated with TMT Co.Ltd. under a charterparty that ran until July 2011. The vessel was withdrawn from the service of TMT for repudiatory breach of the contract by TMT. Arbitration proceedings have commenced against TMT in London to pursue damages arising from such breach, which will include the loss of hire.

Akis Tsirigakis, CEO of Star Bulk commented: "We are pleased to expand on our beneficial relationship with Vale with the signing of our second COA. The sale of the Star Alpha, one of our oldest vessels, marks another milestone in our fleet renewal effort.  We view the severance of our last ties with TMT positively, and we are pleased that we were able to fix the Star Ypsilon at an attractive rate. Having re-chartered the Star Ypsilon, the contract coverage  of our fleet is now 100% for 2009, 85% for 2010 and 51% for 2011, which we believe provides significant revenue visibility.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers.  The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 10.1 years and a combined cargo carrying capacity of 1,106,253 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk’s future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may,” or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk’s examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk’s results to differ materially from those described in the forward-looking statements can be found in Star Bulk’s Registration Statement on Form F-1/F-4, Annual Reports on Forms 20-F for the years ended December 31, 2007 and 2008, in Registration Statement on Form F-3 filled in September 2008 and its amendments, in Registration Statement on Form F-3 filled in January 2009 and its amendments, and reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company :

George Syllantavos

CFO

Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: July 30, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President